UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 11-K


(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 [FEE REQUIRED] for the fiscal year ended   December 31, 1995
                                                     -----------------------
                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period
     from                 to
         -----------------  ------------------


                       Commission file number: 1-6179




                   RETIREMENT SAVINGS AND INVESTMENT PLAN
                     FOR SPACE SERVICES UNIT EMPLOYEES
                         OF THIOKOL CORPORATION AND
                          HUCK INTERNATIONAL, INC.
                          ------------------------
     (Full title of the plan and address of the plan, if different from that of the issuer named below)



                            THIOKOL CORPORATION
               2475 Washington Blvd., Ogden, Utah 84401-2398
               ---------------------------------------------
        (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   Retirement Savings and Investment Plan
                     for Space Services Unit Employees
                         of Thiokol Corporation and
                          Huck International, Inc.


                        Audited Financial Statements

                         December 31, 1995 and 1994

                                    With

                       Report of Independent Auditors

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

Audited Financial Statements

December 31, 1995 and 1994









Report of Independent Auditors...........................................  1

Statements of Net Assets Available for Benefits..........................  2

Statements of Changes in Net Assets Available for Benefits...............  3

Notes to Financial Statements............................................  4

                       Report of Indepedent Auditors


Compensation Committee
  of the Board of Directors
Thiokol Corporation


We have audited the accompanying statements of net assets available for benefits of the Retirement Savings and Investment Plan for Space Services Unit Employees of Thiokol Corporation and Huck International, Inc. as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.



                                     /s/ Ernst & Young LLP

April 10, 1996


RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF
THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                      December 31
                                                1995               1994
                                             -----------       -----------
ASSETS
   Investments, at fair value  - Note C
      Fixed Return Fund                      $14,355,619       $21,470,089
      Government Securities Fund                 865,610           825,538
      Balanced Fund                            1,994,955
      Equity Index Fund                        8,214,892         7,082,715
      International Equity Fund                  686,710
      Aggressive Equity Fund                   1,502,986
      Thiokol Corporation Stock Fund           4,339,338         3,767,074
                                             -----------       -----------
                    TOTAL INVESTMENTS         31,960,110        33,145,416

   Loans to participants                       1,599,031         2,461,774
   Accrued income receivable                     120,266
                                             -----------       -----------
                         TOTAL ASSETS         33,679,407        35,607,190

LIABILITIES
   Withdrawals payable                            34,144               148
                                             -----------       -----------
                 NET ASSETS AVAILABLE
                         FOR BENEFITS        $33,645,263       $35,607,042
                                             ===========       ===========


See notes to Financial Statements.




RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF
THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                  Year Ended December 31
                                                   1995            1994
                                               ------------    ------------
Contributions and investment income
    Company contributions                      $  1,354,540    $  1,418,498
    Participant contributions                     3,351,854       3,418,184
    Rollover contributions                        2,732,343         750,441
    Dividend income                                 408,972         133,670
    Interest income                               1,249,038       1,403,337
                                               ------------    ------------
                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME      9,096,747       7,124,130

Net gain on sale of plan assets - Note D          1,157,494         211,693
Net unrealized appreciation in fair
    value of investments - Note C                 2,170,570          41,296
Participant payments                            (13,483,444)     (1,343,019)
Administrative expenses                             (52,982)
Plan transfers                                     (850,164)        201,446
                                               ------------    ------------

                     NET (DECREASE) INCREASE     (1,961,779)      6,235,546

Net assets available for benefits at
    beginning of year                            35,607,042      29,371,496
                                               ------------    ------------

                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR   $ 33,645,263    $ 35,607,042
                                               ============    ============



See notes to Financial Statements.


RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:
- --------

     All investments of the Thiokol Corporation Retirement Savings and Investment Plan for Space Services Unit Employees of Thiokol Corporation and Huck International, Inc. (the Plan) are held by the Thiokol Corporation Master Savings Trust (the Trust). The Trust invests the assets of four employee retirement savings and investment plans and one pension plan of Thiokol Corporation (the Company). The Northern Trust Company (the Trustee) is custodian of the Trust's investments.

Effective January 1, 1995, the Company enhanced the Plan by converting to a daily valuation system and expanding the investment fund choices by adding three new funds: the Balanced Fund, the International Equity Fund, and the Aggressive Equity Fund. See Note C for a description of the seven funds in which the assets of the Plan are invested.

Under the daily valuation system, a Net Asset Value (NAV) is computed daily for each fund based on the current fair value of the fund's assets. On January 1, 1995, the NAV of each fund was established at $10.00. A participant's fund balance is computed by multiplying the NAV by the number of units owned.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income. Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the NAV at an annual rate of fifteen one hundreths of one percent. All other Plan administrative and general expenses are paid by the Company.

Reclassification:
- -----------------

Certain reclassifications were made to the 1994 financial statements to conform with the 1995 presentation.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments:
- ------------

There are seven investment options and one employee loan option under the Plan. Investment options are: the Fixed Return Fund, the Government
Securities Fund, the Balanced Fund, the Equity Index Fund, the International Equity Fund, the Aggressive Equity Fund, and the Company Stock Fund. Investment managers for each fund are appointed by the Compensation Committee of the Company's Board of Directors.

Investments in the stock of the Company are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity funds provide the composite value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Return and Government Securities Contracts are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing an historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All Huck International, Inc. employees except Kingston bargaining employees, are eligible to participate in the Plan. During the year all operations ceased at the Iuka, Mississippi Nozzle facility and the Space Services Unit of the Company. There are no longer any active employees from these two locations participating in the Plan, though some former employees have balances in the Plan.

Participation in the Plan is voluntary. Participants may make contributions to the Plan for any whole percentage up to a maximum of 17% of base pay subject to limitations imposed by Federal Tax Regulations. The Company contributes an amount equal to 50% of the participants' base pay up to 8%, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

Information about the Plan's vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Active participants may obtain loans from the Plan. The maximum loan amount is subject to certain restrictions and each loan is secured by the participant's account balance. The interest charged on loans is based upon rates as determined by the Plan Administration Committee subject to Department of Labor regulations.

The Company has the right to terminate, amend, modify or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS

A description of the investment funds follows:

Fixed Return Fund:
- ------------------

This fund is in the custody of and managed by Connecticut General Life Insurance Company, under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 5.10% and 5.50% for the first and second halves of 1995 respectively, and 6.25% for all of 1994. The average yield for the fund was 5.30% and 6.25% for 1995 and 1994 respectively. The majority of Fund assets consist of intermediate-term investment grade corporate bonds.

Government Securities Fund:
- ---------------------------

This fund is in the custody of and managed by Metropolitan Life Insurance Company under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association fixed income securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The effective annual rate of return was 4.60% and 5.00% for the first and second halves of 1995 respectively, and 5.75% for all of 1994. The average yield for the fund was 4.80% and 5.75% for 1995 and 1994 respectively.

Balanced Fund:
- --------------

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2% of total fund assets.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

Equity Index Fund:
- ------------------

This fund is in the custody of and managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities which comprise the Standard and Poor's 500 Composite Stock Price Index.

On November 28, 1994 at the Company's request, Banker's Trust transferred the Plan's assets from one S&P 500 index fund to a different S&P 500 index fund, both of which are managed by Banker's Trust. This transfer permitted a change from a monthly to a daily valuation system. As a result of the transfer, the previous fund realized a net gain of $105,590, and the new fund recognized a realized gain of $32,636 resulting in a total realized gain of $138,226 for the year (See Note D).

International Equity Fund:
- --------------------------

This fund is managed by the investment management firm of Rowe Price - Fleming International. This fund is broadly diversified by investing in the equity securities of established foreign companies. Generally this fund is invested in over 300 stocks in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts. The fund is managed on a team basis by several portfolio managers that are each responsible for a geographic region. The portfolio managers are supported by more than 100 financial analysts. The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Aggressive Equity Fund:
- -----------------------

This fund is managed by the investment management firm of Target Investors, Inc. This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early state of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4% of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

Thiokol Corporation Stock Fund:
- -------------------------------

This fund is in the custody of The Northern Trust Company. The fund is invested primarily in Thiokol Corporation common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value. Prior to the Plan being on a daily valuation system, the unit value used to determine a participant's account balance was shares of Company stock. With the conversion to a daily valuation system, the NAV is the unit used to determine a participant's account balance.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE C - INVESTMENTS (Continued)

During 1995 and 1994, the unrealized appreciation (depreciation) of the Plan's investments was as follows:

                                                           Appreciation
                                                          (Depreciation)
                                                           In Fair Value
                                                         During the Period            Fair Value              Cost
                                                         -----------------            -----------         -----------
December 31, 1995:

   Fair value determined by redemption or contract value:
       Fixed Return Fund                                                              $14,355,619         $14,355,619
       Government Securities Fund                                                         865,610             865,610
   Fair value determined by quoted market prices:
       Balanced Fund                                        $   131,743                 1,994,955           1,863,212
       Equity Index Fund                                      1,745,494                 8,214,892           6,555,841
       International Equity Fund                                 42,269                   686,710             644,441
       Aggressive Equity Fund                                   (96,364)                1,502,986           1,599,350
       Thiokol Corporation Stock Fund                           347,428                 4,339,338           2,568,537
                                                            -----------               -----------         -----------
                                                             $2,170,570               $31,960,110         $28,452,610
                                                            ===========               ===========         ===========

December 31, 1994:

   Fair value determined by redemption or contract value:
       Fixed Return Fund                                                              $21,470,089         $21,470,089
       Government Securities Fund                                                         825,538             825,538
   Fair value determined by quoted market prices:
       Thiokol Corporation Stock                            $   123,275                 3,767,074           2,343,702
       Equity Index Fund                                        (81,979)                7,082,715           7,169,157
                                                            -----------               -----------         -----------
                                                            $    41,296               $33,145,416         $31,808,486
                                                            ===========               ===========         ===========



RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND


                                                                    Year Ended December 31, 1995
                                                          ------------------------------------------------
                                                             Fixed            Gov't
                                                            Return             Sec.              Balanced
                                                             Fund              Fund                Fund
                                                          -----------        ---------          ----------
Contributions and investment
     income:

     Company contributions                                $   605,300        $  43,248          $   46,719
     Participant contributions                              1,506,692          100,358             116,219
     Rollover contributions                                 1,262,169           76,154             362,968
     Dividend income                                                                                49,030
     Interest income                                        1,131,270           45,155               2,591
                                                          -----------        ---------          ----------

                        TOTAL CONTRIBUTIONS AND
                              INVESTMENT INCOME             4,505,431          264,915             577,527

Net gain on sale of plan assets                                                                     33,876
Net unrealized appreciation
     (depreciation) in fair value
     of investments                                                                                131,743
Participant payments                                       (9,077,480)        (351,198)           (302,818)
Administrative expense                                        (28,727)          (1,317)             (1,432)
Plan transfers                                               (618,735)          (9,030)             (3,481)
Participant transfers                                      (2,638,631)         125,025           1,608,223
                                                          -----------        ---------          ----------

                        NET (DECREASE) INCREASE            (7,858,142)          28,395           2,043,638

Net assets available for benefits
    at beginning of year                                   23,124,034          849,965
                                                          -----------        ---------          ----------

                       NET ASSETS AVAILABLE FOR
                        BENEFITS AT END OF YEAR           $15,265,892        $ 878,360          $2,043,638
                                                          ===========        =========          ==========



RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF
THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS




                                        Year Ended December 31, 1995
- ------------------------------------------------------------------------------------------------------------
    Equity                 Int'l                 Aggressive                Company
    Index                  Equity                  Equity                   Stock
    Fund                    Fund                    Fund                    Fund                   Total
- ------------            ------------            ------------            ------------            ------------
$    329,809            $     47,423            $     52,790            $    229,251            $  1,354,540
     830,560                 121,409                 136,309                 540,307               3,351,854
     453,223                 138,577                 342,253                  96,999               2,732,343
     241,419                  26,672                                          91,851                 408,972
      34,086                   4,790                   5,095                  26,051               1,249,038
- ------------            ------------            ------------            ------------            ------------

   1,889,097                 338,871                 536,447                 984,459               9,096,747

     550,957                  52,522                  92,150                 427,989               1,157,494


   1,745,494                  42,269                 (96,364)                347,428               2,170,570
  (2,566,910)               (409,326)               (289,249)               (486,463)            (13,483,444)
     (12,048)                 (1,236)                 (1,844)                 (6,378)                (52,982)
    (162,513)                 (1,210)                 (2,592)                (52,603)               (850,164)
    (463,540)                759,003               1,337,183                (727,263)
- ------------            ------------            ------------            ------------            ------------

     980,537                 780,893               1,575,731                 487,169              (1,961,779)


   7,627,656                                                               4,005,387              35,607,042
- ------------            ------------            ------------            ------------            ------------


$  8,608,193            $    780,893            $  1,575,731            $  4,492,556            $ 33,645,263
============            ============            ============            ============            ============



RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE D - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
INVESTMENT FUND (Continued)


                                                                       Year Ended December 31, 1994
                                               ----------------------------------------------------------------------------
                                                  Fixed           Equity         Company          Gov't.
                                                  Return          Index           Stock            Sec.
                                                   Fund            Fund            Fund            Fund           Total
                                               ------------    ------------    ------------    ------------    ------------
Contributions and investment income:

      Company contributions                    $    775,261    $    371,940    $    237,529    $     33,768    $  1,418,498
      Participant contributions                   1,849,749         926,538         563,295          78,602       3,418,184
      Rollover contributions                        302,453         184,386         161,958         101,644         750,441
      Dividend income                                                42,777          90,893                         133,670
      Interest income                             1,309,109          39,567          15,428          39,233       1,403,337
                                               ------------    ------------    ------------    ------------    ------------

                   TOTAL CONTRIBUTIONS AND
                         INVESTMENT INCOME        4,236,572       1,565,208       1,069,103         253,247       7,124,130

Net gain on sale of plan assets                                     138,226          73,467                         211,693
Net unrealized (depreciation)
     appreciation in fair value
     of  investments                                                (81,979)        123,275                          41,296
Participant payments                               (926,343)       (227,179)       (177,357)        (12,140)     (1,343,019)
Plan transfers                                      108,444          48,054          37,086           7,862         201,446
Participant transfers                              (222,672)        285,336         (82,566)         19,902
                                               ------------    ------------    ------------    ------------    ------------

                              NET INCREASE        3,196,001       1,727,666       1,043,008         268,871       6,235,546

Net assets available for
     benefits at beginning of year               19,928,033       5,899,990       2,962,379         581,094      29,371,496
                                               ------------    ------------    ------------    ------------    ------------

                  NET ASSETS AVAILABLE FOR
                   BENEFITS AT END OF YEAR     $ 23,124,034    $  7,627,656    $  4,005,387    $    849,965    $ 35,607,042
                                               ============    ============    ============    ============    ============



RETIREMENT SAVINGS AND INVESTMENT PLAN FOR SPACE SERVICES UNIT EMPLOYEES OF THIOKOL CORPORATION AND HUCK INTERNATIONAL, INC.

NOTES TO FINANCIAL STATEMENTS


NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401 and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.



NOTE F -  QUARTERLY NET ASSET VALUE INFORMATION

The investment fund NAV at the end of each quarter for 1995 was as follows:


                                                March 31             June 30             Sept 30              Dec 31
                                             ---------------      --------------      --------------      --------------
Fixed Return Fund                               10.1762              10.3031             10.4429             10.5299
Government Securities Fund                      10.1619              10.2773             10.4047             10.4827
Balanced Fund                                   10.7836              11.6447             12.2787             12.7871
Equity Index Fund                               11.1327              12.1974             13.1570             13.7356
International Equity Fund                        9.9686              10.4582             10.9479             11.2173
Aggressive Equity Fund                          10.5847              11.6723             13.0732             11.1457
Thiokol Corporation Stock                       10.6422              11.3253             13.3508             12.0976


The price per share and the total number of shares of Thiokol Corporation stock held by the plan at the end of each quarter for 1994 is as follows:

                                Price per                Total
                                  Share                  Shares
                               ----------              ----------
       March 31                $ 26.500                122,069.07
        June 30                  24.125                121,893.10
   September 30                  24.375                131,122.96
    December 31                  27.875                131,873.33


                                  Exhibit

                      Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Thiokol Corporation of our report dated April 10, 1996, with respect to the financial statements of the Retirement Savings and Investment Plan for Space Services Unit Employees of Thiokol Corporation and Huck International, Inc. included in this Annual Report (Form 11-K) for the year ended December 31, 1995.



                                          /s/ Ernst & Young LLP

Salt Lake City, Utah
July 18, 1996

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                     RETIREMENT SAVINGS AND
                                     INVESTMENT PLAN FOR SPACE
                                     SERVICES UNIT EMPLOYEES
                                     OF THIOKOL CORPORATION AND
                                     HUCK INTERNATIONAL, INC.
                                     ----------------------------
                                     (Full title of the plan)



Date:    22 July 1996                 /s/ Richard L. Corbin
     ---------------------            ----------------------------
                                      Richard L. Corbin, Senior Vice
                                      President and Chief Financial Officer
                                      for the Plan Administrative Committee